SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of October 2019

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2020FY Q2 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 28, 2019

Jaguar Land Rover Automotive plc Interim Report For the three and six month period ended 30 September 2019 Company registered number: 06477691

Contents

Management’s discussion and analysis of financial condition and results of operations

Group, Company, Jaguar Land Rover, JLR plc and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries. Note 3 on page 14 defines a series of alternative performance measures

Adjusted EBITDA margin	measured as adjusted EBITDA as a percentage of revenue.

Adjusted EBIT margin	measured as adjusted EBIT as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net debt/cash	defined by the Company as cash and cash equivalents plus short-term deposits and other investments less total balance sheet borrowings (as disclosed in note 17 to the condensed consolidated financial statements).

Q2 FY20	3 months ending 30 September 2019

Q2 FY19	3 months ended 30 September 2018

H1 FY20	6 months ended 30 September 2019

H1 FY19	6 months ended 30 September 2018

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover returned to profitability in the second quarter achieving £6.1billion revenue and PBT of £156 million (4.8% Adjusted EBIT margin) as a result of higher wholesales (up 2.9% year on year), favourable model mix, lower operating costs (including Charge savings) lower depreciation and amortization and favourable foreign exchange.

Key metrics for Q2 FY20 results, compared to Q2 FY19, are as follows:

•	Retail sales of 129.0k units (including the China JV), down 0.7%

•	Wholesales of 134.5k units (including the China JV), up 2.9%

•	Revenue of £6.1 billion, up from £5.6 billion

•	PBT £156 million (after £10 million exceptional voluntary redundancy costs), compared to a pre-tax loss of £90 million for the same period a year ago

•	PAT of £100 million, compared to an after tax loss of £101 million for the same period a year ago

•	The Adjusted EBITDA margin was 13.8% and the Adjusted EBIT margin was 4.8%

•

Free cash flow was negative £64 million after total investment spending of £841 million and £93 million of working capital outflows. The free cash flow improved by £559 million compared to the negative £623 million in Q2 FY19

Market environment

•

UK GDP weakened in Q2 FY20 as the uncertainty around Brexit continues although a deal with the EU has now been announced and approved in principle by Parliament but still subject to agreement on timing. The Pound has been volatile as a result, depreciating to 2 year lows against the US Dollar before recovering in October to its highest level since May 2019. Auto industry sales were down 0.6% year on year (diesel sales down 19.6%).

•	Growth in Europe continued to slow in Q2 FY20 with weaker consumer spending and manufacturing activity. Despite this auto industry sales increased 1.6% year on year.

•

US economic growth softened in Q2 FY20 as a result of weaker consumer spending and the ongoing trade tensions with China with increased expectations for the US Federal Reserve to cut interest rates. Automotive industry sales were up slightly 0.7% year on year.

•	China’s GDP growth slowed in Q2 FY20 to 6.0% with automotive industry sales down 6.0% year on year as continuing trade tensions with the US weigh on the economy.

Total automotive industry car volumes (units)

	Q2 FY20	Q2 FY19	Change (%)
China	5,112,000	5,439,900	(6.0)%
Europe (excluding UK)	2,397,836	2,360,516	1.6%
UK	593,026	596,826	(0.6)%
US	4,307,945	4,277,315	0.7%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this Interim Report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover Q2 FY20 sales volumes year-on-year performance

Total retail sales were 128,953 units, down slightly year on year (0.7%), with an encouraging recovery in China sales up (24.3%) and also up in Europe (0.9%). Retail sales were down slightly in North America (1.0%) and down in the UK (5.1%) and in Overseas markets (19.2%, primarily Russia, the Middle East and South Korea). Sales of the all new Range Rover Evoque were up significantly (54.6%), with continued strong demand for Range Rover Sport (up 17.5%) and the all-electric Jaguar I-PACE (3.7k units, up 2.6k units year on year). Sales of other models were down including the Land Rover Discovery Sport (13.2%), with sales of the new mid-cycle refreshed model still ramping up and sales in China only starting later in the year.

Wholesales (including the China JV) totalled 134,489 units, up 2.9%. By region, wholesales were up in North America (17.4%), Europe (6.0%), China (0.5%) and in Overseas markets (0.1%) but down in the UK (8.7%).

Jaguar Land Rover’s Q2 FY20 retail sales (including the China JV) by key region and model is detailed in the following table:

	Q2 FY20	Q2 FY19	Change (%)
UK	28,176	29,679	(5.1%)
North America	29,992	30,293	(1.0%)
Europe	25,713	25,485	0.9%
China[1]	26,223	21,096	24.3%
Overseas	18,849	23,334	(19.2%)

Total JLR	128,953	129,887	(0.7%)

F-PACE	11,447	12,490	(8.4%)
I-PACE	3,666	1,073	>99%
E-PACE[1]	9,928	10,322	(3.8%)
F-TYPE	1,760	2,038	(13.6%)
XE1	6,889	7,683	(10.3%)
XF1	2,746	7,419	(63.0%)
XJ	887	915	(3.1%)

Jaguar[1]	37,323	41,940	(11.0%)

Discovery Sport[1]	16,756	19,294	(13.2%)
Discovery	7,880	10,934	(27.9%)
Range Rover Evoque[1]	22,405	14,495	54.6%
Range Rover Velar	13,695	15,255	(10.2%)
Range Rover Sport	18,919	16,098	17.5%
Range Rover	11,975	11,871	0.9%

Land Rover[1]	91,630	87,947	4.2%

Total JLR	128,953	129,887	(0.7%)

[1]

China JV retail volume in Q2 FY20 was 14,548 units, up 16.1% year on year (6,733 units of Discovery Sport, 2,156 units of Evoque, 1,254 units of Jaguar XFL, 3,785 units of Jaguar XEL and 620 units of Jaguar E-PACE). China JV retail volume in Q2 FY19 was 12,531 units (5,310 units of Discovery Sport, 1,587 units of Evoque, 2,668 units of Jaguar XFL, 2,607 units of Jaguar XEL and 359 units of Jaguar E-PACE)

Q2 FY20 revenue and profits

For the quarter ended 30 September 2019, revenue was £6.1 billion with PBT of £156 million (after a £10m exceptional charge for voluntary redundancies), up £246 million from the loss before tax of £90 million in Q2 FY19, primarily reflecting:

•	Higher wholesales (up 3.8k units, 2.9% year on year) and favourable model mix (£122 million)

•	Higher incentive spending (-£60 million)

•	Lower operating costs (£75 million, including Charge savings)

•	Lower depreciation and amortisation (£48 million)

•	Favourable FX (£61 million)

Adjusted EBITDA was £840 million (13.8% margin) in Q2 FY20 compared to £505 million (9.0% margin) in Q2 last year and adjusted EBIT was £295 million (4.8% margin) compared to negative £44 million (-0.8% margin) in Q2 FY19. PAT was £100 million in the quarter, compared to a loss after tax of £101 million in Q2 FY19.

H1 FY20 revenue and profits

Revenue was £11.2 billion in H1 FY20 compared to £10.9 billion for the same period last year, generating a loss before tax of £239 million (after exceptional items) compared to a loss before tax of £354 million in H1 FY19. Adjusted EBITDA in H1 FY20 was £1.1 billion (9.4% margin) compared to £829 million (7.6% margin) in H1 FY19 and the adjusted EBIT in H1 FY20 was £17 million (0.2% margin) compared to negative £239 million (-2.2% margin) in H1 FY19. The loss after tax in H1 FY20 was £302 million compared to a loss after tax of £311 million in H1 FY19.

Cash flow, liquidity and capital resources

In Q2 FY20 free cash flow was negative £64 million after £841 million of total investment spending and £93 million of working capital outflows. The free cash outflow in Q2 FY20 represented a £559 million improvement on Q2 FY19, primarily reflecting improved profitability and £154 million of lower investment spending year on year. Of the investment spending £727 million was capitalised and £114 million was expensed through the income statement.

Total cash and cash equivalents, deposits and investments at 30 September 2019 stood at £2.9 billion (comprising £2.0 billion of cash and cash equivalents and £0.9 billion of short term deposits and other investments). The cash and financial deposits include an amount of £483 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 30 September 2019, the Company also had an undrawn revolving credit facility totalling £1.9 billion, maturing in July 2022, which combined with total cash of £2.9 billion resulted in total available liquidity of £4.8 billion.

Debt

At 30 September 2019, debt totalled £5.1 billion, including £574 million of leases accounted as debt under IFRS 16. The following table shows details of the Company’s financing arrangements as at 30 September 2019:

(£ millions)	Facility amount	Amount outstanding	Undrawn amount
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
£300m 2.750% Senior Notes due Jan 2021	300	300	—
$500m 5.625% Senior Notes due Feb 2023*	407	407	—
$500m 4.250% Senior Notes due Nov 2019**	407	407	—
$500m 3.500% Senior Notes due Mar 2020**	407	407	—
$500m 4.500% Senior Notes due Oct 2027	407	407	—
€650m 2.200% Senior Notes due Jan 2024	577	577	—
€500m 4.500% Senior Notes due Jan 2026	444	444	—
$200m Syndicated Loan due Oct 2022	162	162	—
$800m Syndicated Loan due Jan 2025	650	650	—
Revolving 5 year credit facility	1,935	—	1,935
Finance lease obligations***	574	574	—

Subtotal	7,070	5,135	1,935

Prepaid costs	—	(30)	—
Fair value adjustments****	—	40	—

Total	7,070	5,145	1,935

*

Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC

**	Issued by Jaguar Land Rover Automotive plc and guaranteed by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited
***	Lease obligations are now accounted for as debt with the adoption of IFRS 16
****	Fair value adjustments relate to hedging arrangements for the $500m 2027 Notes and €500m 2026 Notes

Risks and mitigating factors

There are a number of potential risks which could have a material impact on the Group’s performance and could cause actual results to differ materially from expected and/or historical results, including those discussed on pages 70-73 of the Annual Report 2018-19 of the Group (available at www.jaguarlandrover.com) along with mitigating factors. The principal risks discussed in the Group’s Annual Report 2018-19 are competitive business efficiency, global economic and geopolitical environment, brand positioning, environmental regulations and compliance, diesel uncertainty, unethical and prohibited business practices, IT systems and security, rapid technology change, human capital and product liability and recalls.

Acquisitions and disposals

There were no material acquisitions or disposals in Q2 FY20.

Off-balance sheet financial arrangements

At the end of Q2 FY20, Jaguar Land Rover Limited (a subsidiary of the Company) had sold £297 million equivalent of receivables under a $700 million invoice discounting facility signed in March 2019.

Post balance sheet items

In October 2019 the Company completed and drew down in full a £625 million five-year amortizing loan facility backed by a £500 million guarantee from UK Export Finance (UKEF). In addition, the Company signed a new £100 million working capital facility for fleet buybacks in October 2019, which is expected to be fully drawn by the end of October 2019.

Related party transactions

Related party transactions for Q2 FY20 are disclosed in note 25 to the condensed consolidated financial statements disclosed on page 30 of this Interim Report. There have been no material changes in the related party transactions described in the latest annual report.

Employees

At the end of Q2 FY20, Jaguar Land Rover employed 39,360 people worldwide, including agency personnel, compared to 43,515 at the end of Q2 FY19.

Board of directors

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director
Natarajan Chandrasekaran	Chairman	2017
Prof Sir Ralf D Speth	Chief Executive Officer and Director	2010
Andrew M. Robb	Director	2009
Nasser Mukhtar Munjee	Director	2012
Mr P B Balaji	Director	2017
Hanne Sorensen	Director	2018

Condensed Consolidated Income Statement

		Three months ended		Six months ended
		30 September	30 September	30 September	30 September
(£ millions)	Note	2019	2018	2019	2018
Revenue	5	6,086	5,635	11,160	10,857
Material and other cost of sales		(3,720)	(3,559)	(7,001)	(6,925)
Employee costs*	4	(631)	(704)	(1,287)	(1,437)
Other expenses		(1,343)	(1,358)	(2,661)	(2,628)
Exceptional items	4	(10)	—	(22)	—
Engineering costs capitalised	6	353	418	692	844
Other income		15	43	41	100
Depreciation and amortisation		(504)	(552)	(967)	(1,101)
Foreign exchange loss and fair value adjustments		(10)	(1)	(51)	(71)
Finance income	7	11	5	25	15
Finance expense (net)	7	(50)	(20)	(99)	(41)
Share of (loss)/profit of equity accounted investments		(41)	3	(69)	33

Profit/(loss) before tax		156	(90)	(239)	(354)

Income tax (charge)/credit	12	(56)	(11)	(63)	43

Profit/(loss) for the period		100	(101)	(302)	(311)

Attributable to:
Owners of the Company		100	(102)	(303)	(313)
Non-controlling interests		—	1	1	2

*	‘Employee costs’ exclude the exceptional item explained in note 4.

The notes on pages 12 to 30 are an integral part of these consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income and Expense

	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
(£ millions)	2019	2018	2019	2018
Profit/(loss) for the period	100	(101)	(302)	(311)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(156)	(156)	(200)	149
(Loss)/gain on effective cash flow hedges of inventory	(73)	32	131	51
Income tax related to items that will not be reclassified	38	21	12	(37)

	(191)	(103)	(57)	163

Items that may be reclassified subsequently to profit or loss:
Gain/(loss) on cash flow hedges (net)	3	234	(122)	(35)
Currency translation differences	(8)	(16)	19	(4)
Income tax related to items that may be reclassified	—	(44)	15	7

	(5)	174	(88)	(32)

Other comprehensive (expense)/income net of tax	(196)	71	(145)	131

Total comprehensive expense attributable to shareholders	(96)	(30)	(447)	(180)

Attributable to:
Owners of the Company	(96)	(31)	(448)	(182)
Non-controlling interests	—	1	1	2

The notes on pages 12 to 30 are an integral part of these consolidated financial statements.

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	30 September 2019	31 March 2019	30 September 2018 restated*
Non-current assets
Investments		460	546	529
Other financial assets	9	205	170	273
Property, plant and equipment	13	6,573	6,492	7,586
Intangible assets	13	5,970	5,627	7,067
Right-of-use assets		606	—	—
Other non-current assets	11	73	83	145
Deferred tax assets		567	512	473

Total non-current assets		14,454	13,430	16,073

Current assets
Cash and cash equivalents		1,971	2,747	1,833
Short-term deposits and other investments		874	1,028	777
Trade receivables		1,053	1,362	1,284
Other financial assets	9	286	314	461
Inventories	10	3,728	3,608	4,404
Other current assets	11	579	570	674
Current tax assets		11	10	21

Total current assets		8,502	9,639	9,454

Total assets		22,956	23,069	25,527

Current liabilities
Accounts payable		6,572	7,083	6,529
Short-term borrowings	17	812	881	730
Other financial liabilities	14	1,176	1,042	1,093
Provisions	15	950	988	750
Other current liabilities	16	630	664	652
Current tax liabilities		86	94	74

Total current liabilities		10,226	10,752	9,828

Non-current liabilities
Long-term borrowings	17	3,759	3,599	3,609
Other financial liabilities	14	777	310	280
Provisions	15	1,263	1,140	1,093
Retirement benefit obligation	21	826	667	248
Other non-current liabilities	16	535	521	480
Deferred tax liabilities		106	101	514

Total non-current liabilities		7,266	6,338	6,224

Total liabilities		17,492	17,090	16,052

Equity attributable to shareholder
Ordinary shares		1,501	1,501	1,501
Capital redemption reserve		167	167	167
Other reserves	19	3,789	4,305	7,801

Equity attributable to shareholder		5,457	5,973	9,469

Non-controlling interests		7	6	6

Total equity		5,464	5,979	9,475

Total liabilities and equity		22,956	23,069	25,527

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 30 are an integral part of these consolidated financial statements.

These condensed consolidated interim financial statements were approved by the JLR plc Board and authorised for issue on 25 October 2019.

Company registered number: 06477691

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non- controlling interests	Total equity
Balance at 1 April 2019	1,501	167	4,305	5,973	6	5,979
Adjustment on initial application of IFRS 16 (net of tax)	—	—	(22)	(22)	—	(22)

Adjusted balance at 1 April 2019	1,501	167	4,283	5,951	6	5,957

(Loss)/profit for the period	—	—	(303)	(303)	1	(302)
Other comprehensive expense for the period	—	—	(145)	(145)	—	(145)

Total comprehensive (expense)/income	—	—	(448)	(448)	1	(447)

Amounts removed from hedge reserve and recognised in inventory	—	—	(56)	(56)	—	(56)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	10	10	—	10

Balance at 30 September 2019	1,501	167	3,789	5,457	7	5,464

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Equity attributable to shareholder	Non-controlling interests	Total equity
Balance at 1 April 2018	1,501	167	8,308	9,976	8	9,984
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	—	(32)	(32)	—	(32)

Adjusted balance at 1 April 2018 restated*	1,501	167	8,276	9,944	8	9,952

(Loss)/profit for the period	—	—	(313)	(313)	2	(311)
Other comprehensive income for the period	—	—	131	131	—	131

Total comprehensive (expense)/income	—	—	(182)	(182)	2	(180)

Amounts removed from hedge reserve and recognised in inventory	—	—	(84)	(84)	—	(84)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	—	16	16	—	16
Distribution to non-controlling interest	—	—	—	—	(4)	(4)
Dividend	—	—	(225)	(225)	—	(225)

Balance at 30 September 2018 restated*	1,501	167	7,801	9,469	6	9,475

*	See note 2 for details of the restatement due to changes in accounting policies

The notes on pages 12 to 30 are an integral part of these consolidated financial statements.

Condensed Consolidated Cash Flow Statement

		Three months ended		Six months ended
		30 September	30 September	30 September	30 September
(£ millions)	Note	2019	2018	2019	2018
Cash flows generated from/(used in) operating activities
Cash generated from/(used in) operations	24	776	421	726	(277)
Dividends received		—	—	—	22
Income tax paid		(27)	(96)	(62)	(178)

Net cash generated from/(used in) operating activities		749	325	664	(433)

Cash flows used in investing activities
Purchases of other investments		(3)	(1)	(5)	(1)
Investment in equity accounted investments		—	(2)	—	(2)

Investment in other restricted deposits		(15)	(10)	(18)	(13)
Redemption of other restricted deposits		4	3	14	15

Movements in other restricted deposits		(11)	(7)	(4)	2

Investment in short-term deposits and other investments		(678)	(472)	(1,287)	(1,120)
Redemption of short-term deposits and other investments		664	1,195	1,468	2,425

Movements in short-term deposits and other investments		(14)	723	181	1,305
Purchases of property, plant and equipment		(347)	(456)	(648)	(891)
Proceeds from sale of property, plant and equipment		—	1	—	1
Net cash outflow relating to intangible asset expenditure		(377)	(423)	(786)	(955)
Finance income received		11	6	26	16

Net cash used in investing activities		(741)	(159)	(1,236)	(525)

Cash flows used in financing activities
Finance expenses and fees paid		(79)	(55)	(115)	(86)
Proceeds from issuance of long-term borrowings		—	449	—	449
Proceeds from issuance of short-term borrowings		—	209	—	406
Repayment of short-term borrowings		—	(216)	(114)	(379)
Payments of lease obligations		(21)	(1)	(33)	(2)
Dividends paid		—	—	—	(225)

Net cash (used in)/generated from financing activities		(100)	386	(262)	163

Net (decrease)/increase in cash and cash equivalents		(92)	552	(834)	(795)
Cash and cash equivalents at beginning of period		2,045	1,294	2,747	2,626
Effect of foreign exchange on cash and cash equivalents		18	(13)	58	2

Cash and cash equivalents at end of period		1,971	1,833	1,971	1,833

The notes on pages 12 to 30 are an integral part of these consolidated financial statements.

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The financial information in these interim financial statements is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’). The balance sheet and accompanying notes as at 30 September 2018 have been disclosed solely for the information of the users.

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 18.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2019, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ report of the Group’s Annual Report for the year ended 31 March 2019.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2019, as described in those financial statements except as described below.

Change in accounting policies

The Group has had to change its accounting policy and make modified retrospective adjustments as a result of adopting IFRS 16 ‘Leases’. The impact of the adoption of this standards and the new accounting policies are disclosed in note 2.

Estimates and judgements

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimate uncertainty were the same as those applied to the consolidated financial statements for the year ended 31 March 2019.

2	Change in accounting policies

This note explains the impact of the adoption of IFRS 16 Leases on the Group’s financial statements which has been applied from 1 April 2019 and an additional transition adjustment and corresponding restatement of the Group’s balance sheet at 30 September 2018 on adoption of IFRS 15 Revenue from contracts with customers from 1 April 2018.

IFRS 16 Leases is effective for the year beginning 1 April 2019 for the Group. This standard replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of the Transactions Involving the Legal Form of a Lease interpretations. Under IFRS 16, lessee accounting is based on a single model, resulting from the elimination of the distinction between operating and finance leases. All leases will be recognised on the balance sheet with a right-of-use asset capitalised and depreciated over the estimated lease term together with a corresponding liability that will reduce over the same period with an appropriate interest charge recognised.

The Group has elected to apply the exemptions for leases with a lease term of 12 months or less (short-term leases) and for leases for which the underlying asset is of low value. The lease payments associated with those leases are recognised as an expense on a straight-line basis over the lease term or using another systematic basis.

The Group is applying the modified retrospective approach on transition under which the comparative financial statements will not be restated. The cumulative impact of the first-time application of IFRS 16 is recognised as an adjustment to opening equity at 1 April 2019.

Notes (forming part of the condensed consolidated interim financial statements)

2	Change in accounting policies (continued)

The Group has elected to use the following practical expedients permitted by the Standard:

•	On initial application, IFRS 16 has only been applied to contracts that were previously classified as leases under IFRIC 4;

•

Regardless of the original lease term, lease arrangements with a remaining duration of less than 12 months will continue to be expensed to the income statement on a straight line basis over the lease term;

•	Short-term and low value leases will be exempt;

•	The lease term has been determined with the use of hindsight where the contract contains options to extend or terminate the lease;

•	The discount rate applied as at transition date is the incremental borrowing rate corresponding to the remaining lease term;

•	The measurement of a right-of-use asset excludes the initial direct costs at the date of initial application.

The impact of the first-time application of IFRS 16 as at 1 April 2019 is the recognition of right-of-use assets of £548 million and lease liabilities of £499 million. As at the date of initial application, there is a £22 million reduction in net assets (net of tax).

IFRS 15 Revenue from contracts with customers was effective for the year beginning 1 April 2018 for the Group. The Group applied the modified retrospective application approach, which allowed the Group to recognise the cumulative effect of applying the new standard at the date of application with no restatement of the comparative periods.

During the three month period ended 31 March 2019, the Group re-assessed the impact of IFRS 15 on accounting for the cost of providing warranties to customers and determined that a proportion of service-type obligations should be recognised as a contract liability on a stand-alone selling price basis instead of as a warranty provision. In the interim financial statements for the six months ended 30 September 2018, these obligations were recognised as a cost provision in accordance with IAS 37.

The impact of this re-assessment on the balance sheet as at 1 April 2018 on transition to IFRS 15 is as follows:

(£ millions)	Opening balance	Adjustment on initial application of IFRS 15	Adjusted opening balance
Other current liabilities	547	6	553
Other non-current liabilities	454	14	468
Provisions (current)	758	(4)	754
Provisions (non-current)	1,055	(11)	1,044
Other reserves	8,308	(5)	8,303

In order to provide comparability of these financial statements with the Group’s Annual Report for the year ended 31 March 2019, the comparative balances as at 30 September 2018 have been restated to account for these provisions as contract liabilities in accordance with IFRS 15.

The impact of this re-assessment on the balance sheet as at 30 September 2018 is as follows:

(£ millions)	30 September 2018 as reported	Impact of adjusted application of IFRS 15	30 September 2018 restated
Other current liabilities	646	6	652
Other non-current liabilities	466	14	480
Provisions (current)	754	(4)	750
Provisions (non-current)	1,104	(11)	1,093
Other reserves	7,806	(5)	7,801

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures

In reporting financial information, the Group presents alternative performance measures (‘APMs’) which are not defined or specified under the requirements of IFRS. The Group believes that these APMs, which are not considered to be a substitute for or superior to IFRS measures, provide stakeholders with additional helpful information on the performance of the business.

The APMs used by the Group are defined below.

Alternative Performance Measure	Definition
Adjusted EBITDA	Adjusted EBITDA is defined as profit before income tax expense, exceptional items, finance expense (net of capitalised interest), finance income, gains/losses on unrealised derivatives and debt, gains/losses on realised derivatives entered into for the purpose of hedging debt, unrealised fair value gains/losses on equity investments, share of profit/loss from equity accounted investments, depreciation and amortisation.

Adjusted EBIT	Adjusted EBIT is defined as for adjusted EBITDA but including share of profit/loss from equity accounted investments, depreciation and amortisation.

Loss before tax and exceptional items	Loss before tax excluding exceptional items.

Free cash flow	Net cash generated from operating activities less net cash used in investing activities (excluding movements in short-term deposits) and after finance expenses and fees paid. Free cash flow before financing also includes foreign exchange gains/losses on short-term deposits and cash and cash equivalents.

Total product and other investment	Cash used in the purchase of property, plant and equipment, intangible assets, investments in equity accounted investments and other trading investments, acquisition of subsidiaries and expensed research and development costs.

Operating cash flow before investment	Free cash flow before financing excluding total product and other investment.

Working capital	Changes in assets and liabilities as presented in note 24. This comprises movements in assets and liabilities excluding movements relating to financing or investing cash flows or non-cash items that are not included in adjusted EBIT or adjusted EBITDA.

Total cash and cash equivalents, deposits and investments	Defined as cash and cash equivalents, short-term deposits and other investments, marketable securities and any other items defined as cash and cash equivalents in accordance with IFRS.

Available liquidity	Defined as total cash and cash equivalents, deposits and investments plus committed undrawn credit facilities.

Retail sales	Jaguar Land Rover retail sales represent vehicle sales made by dealers to end customers and include the sale of vehicles produced by our Chinese joint venture, Chery Jaguar Land Rover Automotive Company Ltd.

Wholesales	Wholesales represent vehicle sales made to dealers. The Group recognises revenue on wholesales.

The Group uses adjusted EBITDA as an APM to review and measure the underlying profitability of the Group on an ongoing basis for comparability as it recognises that increased capital expenditure year-on-year will lead to a corresponding increase in depreciation and amortisation expense recognised within the consolidated income statement.

The Group uses adjusted EBIT as an APM to review and measure the underlying profitability of the Group on an ongoing basis as this excludes volatility on unrealised foreign exchange transactions. Due to the significant level of debt and currency derivatives, unrealised foreign exchange distorts the financial performance of the Group from one period to another.

Free cash flow is considered by the Group to be a key measure in assessing and understanding the total operating performance of the Group and to identify underlying trends.

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

During the six month period ended 30 September 2019, the definition of ‘Free cash flow’ was amended to exclude capital payments in relation to lease obligations. Following the adoption of IFRS 16, the Group considers that the amended APM better reflects the operating cash performance of the Group. Free cash flow for the three month period ended 30 September 2018 prior to the change was £(624) million, and for the six month period ended 30 September 2018 was £(2,298) million.

Total product and other investment is considered by the Group to be a key measure in assessing cash invested in the development of future new models and infrastructure supporting the growth of the Group.

Operating cash flow before investment is used as a measure of the operating performance and cash available to the Group before the direct cash impact of investment decisions.

Working capital is considered by the Group to be a key measure in assessing short-term assets and liabilities that are expected to be converted into cash within the next 12-month period.

Total cash and cash equivalents, deposits and investments and available liquidity are measures used by the Group to assess liquidity and the availability of funds for future spend and investment.

Reconciliations between these alternative performance measures and statutory reported measures are shown on the next pages.

Adjusted EBIT and Adjusted EBITDA

		Three months ended		Six months ended
(£ millions)	Note	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Adjusted EBITDA		840	505	1,053	829
Depreciation and amortisation		(504)	(552)	(967)	(1,101)
Share of (loss)/profit from equity accounted investments		(41)	3	(69)	33

Adjusted EBIT		295	(44)	17	(239)

Foreign exchange (loss)/gain on derivatives		(10)	(11)	1	(21)
Unrealised loss on commodities		(18)	(20)	(44)	(19)
Foreign exchange loss and fair value adjustments on loans		(39)	(8)	(108)	(61)
Foreign exchange (loss)/gain on economic hedges of loans		(7)	2	13	5
Finance income	7	11	5	25	15
Finance expense (net)	7	(50)	(20)	(99)	(41)
Fair value (loss)/gain on equity investments		(16)	6	(22)	7

Profit/(loss) before tax and exceptional items		166	(90)	(217)	(354)

Exceptional items		(10)	—	(22)	—

Profit/(loss) before tax		156	(90)	(239)	(354)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Free cash flow

	Three months ended		Six months ended
(£ millions)	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Net cash generated from/(used in) operating activities	749	325	664	(433)
Net cash used in investing activities	(741)	(159)	(1,236)	(525)

Net cash generated from/(used in) operating and investing activities	8	166	(572)	(958)

Finance expenses and fees paid	(79)	(55)	(115)	(86)
Adjustments for
Movements in short-term deposits	14	(723)	(181)	(1,305)
Foreign exchange (loss)/gain on short term deposits	(25)	2	27	51
Effect of foreign exchange on cash and cash equivalents	18	(13)	58	2

Free cash flow	(64)	(623)	(783)	(2,296)

Notes (forming part of the condensed consolidated interim financial statements)

3	Alternative Performance Measures (continued)

Total product and other investment

		Three months ended		Six months ended
(£ millions)	Note	30 September	30 September	30 September	30 September
		2019	2018	2019	2018
Purchases of property, plant and equipment		347	456	648	891
Net cash outflow relating to intangible asset expenditure		377	423	786	955
Research and development expensed	6	114	113	197	212
Purchases of other investments		3	1	5	1
Investment in associates		—	2	—	2

Total product and other investment		841	995	1,636	2,061

Total cash and cash equivalents, deposits and investments

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Cash and cash equivalents	1,971	2,747	1,833
Short-term deposits and other investments	874	1,028	777

Total cash and cash equivalents, deposits and investments	2,845	3,775	2,610

Available liquidity

As at (£ millions)	Note	30 September 2019	31 March 2019	30 September 2018
Cash and cash equivalents		1,971	2,747	1,833
Short-term deposits and other investments		874	1,028	777
Committed undrawn credit facilities	17	1,935	1,935	1,935

Available liquidity		4,780	5,710	4,545

Retails and wholesales

Units	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2019	2018	2019	2018
Retail sales	128,953	129,887	257,568	275,397

Wholesales*	121,124	117,617	225,314	226,405

*	Wholesale volumes exclude sales from Chery Jaguar Land Rover – Q2 FY20: 13,365, Q2 FY19: 13,035, HY20: 27,725, HY19: 35,810 units

Notes (forming part of the condensed consolidated interim financial statements)

4	Exceptional items

The exceptional items recognised in the three and six month periods ended 30 September 2019 comprise additional restructuring costs of £10 million and £22 million respectively, relating to the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

The table below sets out the exceptional item recorded in the period and the impact on the consolidated income statement if this item was not disclosed separately as an exceptional item.

(£ millions)	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2019	2018	2019	2018
Employee costs as reported	631	704	1,287	1,437
Impact of:
Restructuring costs	10	—	22	—

Including exceptional items	641	704	1,309	1,437

5	Disaggregation of revenue

The table below provides a further breakdown of the revenue from continuing operations:

(£ millions)	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2019	2018	2019	2018
Revenue recognised for sales of vehicles, parts and accessories	6,022	5,516	10,990	10,651
Revenue recognised for services transferred	75	63	149	119
Revenue - other	198	278	392	580

Total revenue excluding realised revenue hedges	6,295	5,857	11,531	11,350

Realised revenue hedges	(209)	(222)	(371)	(493)

Total revenue	6,086	5,635	11,160	10,857

6	Research and development

(£ millions)	Three months ended		Six months ended
	30 September	30 September	30 September	30 September
	2019	2018	2019	2018
Total research and development costs incurred	467	531	889	1,056
Research and development expensed	(114)	(113)	(197)	(212)

Engineering costs capitalised	353	418	692	844

Interest capitalised in engineering costs capitalised	26	26	49	50
Research and development grants capitalised	(17)	(27)	(20)	(56)

Total internally developed intangible additions	362	417	721	838

Notes (forming part of the condensed consolidated interim financial statements)

7	Finance income and expense

	Three months ended		Six months ended
(£ millions)	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Finance income	11	5	25	15

Total finance income	11	5	25	15

Total interest expense on financial liabilities measured at amortised cost	(70)	(44)	(138)	(91)
Interest income on derivatives designated as a fair value hedge of financial liabilities	1	1	2	3
Unwind of discount on provisions	(8)	(7)	(15)	(13)
Interest capitalised	27	30	52	60

Total finance expense (net)	(50)	(20)	(99)	(41)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the six month period ended 30 September 2019 was 4.0% (six month period ended 30 September 2018: 4.1%).

8	Allowances for trade and other receivables

(£ millions)	Six months ended 30 September 2019	Year ended 31 March 2019	Six months ended 30 September 2018
At beginning of period/year	12	50	50
Charged during the period/year	1	4	3
Receivables written off as uncollectable during the period/year	—	(41)	(1)
Unused amounts reversed during the period/year	—	2	—
Foreign currency translation	—	(3)	(5)

At end of period/year	13	12	47

9	Other financial assets

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Non-current
Warranty reimbursement and other receivables	103	104	108
Restricted cash held as security	7	6	6
Derivative financial instruments	89	54	153
Other	6	6	6

Total other non-current financial assets	205	170	273

Current
Warranty reimbursement and other receivables	107	88	94
Restricted cash	13	11	11
Derivative financial instruments	104	133	255
Accrued income	31	44	48
Other	31	38	53

Total other current financial assets	286	314	461

Notes (forming part of the condensed consolidated interim financial statements)

10	Inventories

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Raw materials and consumables	143	130	140
Work-in-progress	392	369	366
Finished goods	3,208	3,117	3,918
Inventory basis adjustment	(15)	(8)	(20)

Total inventories	3,728	3,608	4,404

11	Other assets

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Non-current
Prepaid expenses	7	83	82
Other	66	—	63

Total non-current other assets	73	83	145

Current
Recoverable VAT	263	301	374
Prepaid expenses	197	156	186
Research and development credit	113	113	114
Other	6	—	—

Total current other assets	579	570	674

12	Taxation

Recognised in the income statement

Income tax for the three and six month periods ended 30 September 2019 and 30 September 2018 is charged at the estimated effective tax rate expected to apply for the applicable financial year ends.

13	Capital expenditure

Capital expenditure in the six month period was £570 million (six month period to 30 September 2018: £695 million) on property, plant and equipment and £794 million (six month period to 30 September 2018: £889 million) was capitalised as intangible assets (excluding research and development expenditure credits). There were no material disposals or changes in the use of assets.

14	Other financial liabilities

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Current
Lease obligations	76	3	3
Interest accrued	52	33	43
Derivative financial instruments	545	523	548
Liability for vehicles sold under a repurchase arrangement	500	469	499
Other	3	14	—

Total current other financial liabilities	1,176	1,042	1,093

Non-current
Lease obligations	498	28	16
Derivative financial instruments	279	281	257
Other	—	1	7

Total non-current other financial liabilities	777	310	280

Notes (forming part of the condensed consolidated interim financial statements)

15	Provisions

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018 restated*
Current
Product warranty	747	694	633
Legal and product liability	127	154	98
Provision for residual risk	9	9	8
Provision for environmental liability	10	14	10
Other employee benefits obligations	36	13	1
Restructuring	21	104	—

Total current provisions	950	988	750

Non-current
Product warranty	1,116	1,048	994
Legal and product liability	55	43	43
Provision for residual risk	64	31	31
Provision for environmental liability	16	15	16
Other employee benefits obligations	12	3	9

Total non-current provisions	1,263	1,140	1,093

*	See note 2 for details of the restatement due to changes in accounting policies

(£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Other employee benefits obligations	Restructuring	Total
Balance at 1 April 2019	1,742	197	40	29	16	104	2,128
Provision made during the period	600	49	45	6	32	25	757
Provision used during the period	(494)	(24)	(4)	(8)	—	(108)	(638)
Unused amounts reversed in the period	—	(42)	(10)	(1)	—	—	(53)
Impact of discounting	15	—	—	—	—	—	15
Foreign currency translation	—	2	2	—	—	—	4

Balance at 30 September 2019	1,863	182	73	26	48	21	2,213

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred and the vehicle purchased. The Group offers warranties of up to eight years on batteries in electric vehicles. The estimated liability for product warranty is recognised when products are sold or when new warranty programmes are initiated. These estimates are established using historical information on the nature, frequency and average cost of warranty claims and management estimates regarding possible future warranty claims, customer goodwill and recall complaints. The discount on the warranty provision is calculated using a risk-free discount rate as the risks specific to the liability, such as inflation, are included in the base calculation. The timing of outflows will vary as and when a warranty claim will arise, being typically up to eight years.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations and known litigations that impact the Group. The provision primarily relates to motor accident claims, consumer complaints, dealer terminations, employment cases, personal injury claims and compliance with regulations. The timing of outflows will vary as and when claims are received and settled, which is not known with certainty.

Notes (forming part of the condensed consolidated interim financial statements)

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements, being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean-up. The timing of when these costs will be incurred is not known with certainty.

Other employee benefits obligations

This provision relates to the LTIP scheme for certain employees.

Restructuring provision

This provision relates to amounts payable to employees under the Group restructuring programme that was announced and commenced during the year ended 31 March 2019.

16	Other liabilities

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018 restated*
Current
Liabilities for advances received	50	86	72
Ongoing service obligations	315	301	289
VAT	145	199	183
Other taxes payable	102	53	76
Other	18	25	32

Total current other liabilities	630	664	652

Non-current
Ongoing service obligations	522	504	466
Other	13	17	14

Total non-current other liabilities	535	521	480

*	See note 2 for details of the restatement due to changes in accounting policies

17	Interest bearing loans and borrowings

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018
Short-term borrowings
Bank loans	—	114	195
Current portion of long-term EURO MTF listed debt	812	767	535

Total short-term borrowings	812	881	730

Long-term borrowings
EURO MTF listed debt	2,958	2,844	3,609
Bank loans	801	755	—

Total long-term borrowings	3,759	3,599	3,609

Lease obligations	574	31	19

Total debt	5,145	4,511	4,358

Undrawn facilities

As at 30 September 2019, the Group has a fully undrawn revolving credit facility of £1,935 million (31 March 2019: £1,935 million, 30 September 2018: £1,935 million). This facility is available in full until 2022.

Notes (forming part of the condensed consolidated interim financial statements)

18	Financial instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as either level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable, or level 3 fair value measurements, being those derived from significant unobservable inputs. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 35 to the annual consolidated financial statements for the year ended 31 March 2019.

The table below shows the carrying amounts and fair value of each category of financial assets and liabilities, other than those with carrying amounts that are reasonable approximations of fair values.

	30 September 2019		31 March 2019		30 September 2018
As at (£ millions)	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Short-term deposits and other investments	874	874	1,028	1,028	777	777
Other financial assets - current	286	286	314	314	461	461
Other financial assets - non-current	205	205	170	170	273	273

Total financial assets	1,365	1,365	1,512	1,512	1,511	1,511

Short-term borrowings	812	810	881	877	730	732
Long-term borrowings	3,759	3,411	3,599	3,245	3,609	3,485
Other financial liabilities - current	1,176	1,176	1,042	1,042	1,093	1,093
Other financial liabilities - non-current	777	777	310	310	280	280

Total financial liabilities	6,524	6,174	5,832	5,474	5,712	5,590

Notes (forming part of the condensed consolidated interim financial statements)

19	Reserves

The movement in reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2019	(337)	(506)	(33)	5,181	4,305
Adjustment on initial application of IFRS 16 (net of tax)	—	—	—	(22)	(22)

Adjusted balance at 1 April 2019	(337)	(506)	(33)	5,159	4,283

Loss for the period	—	—	—	(303)	(303)
Remeasurement of defined benefit obligation	—	—	—	(200)	(200)
(Loss)/gain on effective cash flow hedges	—	(494)	1	—	(493)
Gain on effective cash flow hedges of inventory	—	126	5	—	131
Income tax related to items recognised in other comprehensive income	—	64	(1)	34	97
Cash flow hedges reclassified to profit and loss	—	373	(2)	—	371
Income tax related to items reclassified to profit or loss	—	(70)	—	—	(70)
Amounts removed from hedge reserve and recognised in inventory	—	(64)	8	—	(56)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	12	(2)	—	10
Currency translation differences	19	—	—	—	19

Balance at 30 September 2019	(318)	(559)	(24)	4,690	3,789

(£ millions)	Translation reserve	Hedging reserve	Cost of hedging reserve	Retained earnings	Total other reserves
Balance at 1 April 2018	(333)	(281)	(46)	8,968	8,308
Adjustment on initial application of IFRS 9 and IFRS 15 (net of tax) restated*	—	(29)	2	(5)	(32)

Adjusted balance at 1 April 2018 restated*	(333)	(310)	(44)	8,963	8,276

Loss for the period	—	—	—	(313)	(313)
Remeasurement of defined benefit obligation	—	—	—	149	149
(Loss)/gain on effective cash flow hedges	—	(563)	34	—	(529)
Gain/(loss) on effective cash flow hedges of inventory	—	57	(6)	—	51
Income tax related to items recognised in other comprehensive income	—	96	(5)	(27)	64
Cash flow hedges reclassified to profit and loss	—	488	6	—	494
Income tax related to items reclassified to profit or loss	—	(93)	(1)	—	(94)
Amounts removed from hedge reserve and recognised in inventory	—	(94)	10	—	(84)
Income tax related to amounts removed from hedge reserve and recognised in inventory	—	18	(2)	—	16
Currency translation differences	(4)	—	—	—	(4)
Dividend	—	—	—	(225)	(225)

Balance at 30 September 2018 restated*	(337)	(401)	(8)	8,547	7,801

*	See note 2 for details of the restatement due to changes in accounting policies

20	Dividends

During the three month periods ended 30 September 2019 and 30 September 2018, no ordinary share dividends were proposed.

During the six months ended 30 September 2019 no ordinary share dividends were proposed. During the six months ended 30 September 2018, an ordinary share dividend of £225 million was proposed and paid.

Notes (forming part of the condensed consolidated interim financial statements)

21	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each scheme. The following table sets out the disclosure pertaining to employee benefits of the JLR Automotive Group plc which operate defined benefit pension schemes.

(£ millions)	Six months ended 30 September 2019	Year ended 31 March 2019	Six months ended 30 September 2018
Change in defined benefit obligation
Defined benefit obligation at beginning of the period/year	8,648	8,320	8,320
Current service cost	68	158	86
Past service cost	4	42	—
Interest expense	102	216	108
Actuarial losses/(gains) arising from:
- Changes in demographic assumptions	—	(49)	—
- Changes in financial assumptions	1,052	544	(290)
- Experience adjustments	—	32	—
Exchange differences on foreign schemes	1	—	—
Member contributions	1	2	1
Benefits paid	(285)	(617)	(381)

Defined benefit obligation at end of period/year	9,591	8,648	7,844

Change in present value of scheme assets
Fair value of schemes’ assets at beginning of the period/year	7,981	7,882	7,882
Interest income	95	208	104
Remeasurement gains/(losses) on the return of scheme assets, excluding amounts included in interest income	852	257	(141)
Administrative expenses	(8)	(13)	(4)
Exchange differences on foreign schemes	1	—	—
Employer contributions	128	262	135
Member contributions	1	2	1
Benefits paid	(285)	(617)	(381)

Fair value of scheme assets at end of period/year	8,765	7,981	7,596

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(9,591)	(8,648)	(7,844)
Fair value of schemes’ assets	8,765	7,981	7,596

Net liability	(826)	(667)	(248)

Non-current liabilities	(826)	(667)	(248)

The range of assumptions used in accounting for the pension plans in the periods is set out below:

	Six months ended 30 September 2019	Year ended 31 March 2019	Six months ended 30 September 2018
Discount rate	1.8%	2.4%	2.9%
Expected rate of increase in benefit	2.5%	2.4%	2.4%
revaluation of covered employees RPI Inflation rate	3.1%	3.2%	3.2%

Notes (forming part of the condensed consolidated interim financial statements)

21	Employee benefits (continued)

For the valuations at 30 September 2019 and 31 March 2019, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan.

For the Jaguar Pension Plan, scaling factors of 112 per cent to 118 per cent have been used for male members and scaling factors of 101 per cent to 112 per cent have been used for female members.

For the Land Rover Pension Scheme, scaling factors of 107 per cent to 112 per cent have been used for male members and scaling factors of 101 per cent to 109 per cent have been used for female members.

For the Jaguar Executive Pension Plan, an average scaling factor of 94 per cent has been used for male members and a scaling factor of 84 per cent has been used for female members.

There is an allowance for future improvements in line with the CMI (2018) projections and an allowance for long-term improvements of 1.25 per cent per annum.

For the valuations at 30 September 2018, the mortality assumptions used are the SAPS base table, in particular S2PxA tables and the Light table for members of the Jaguar Executive Pension Plan. Scaling factors of 113 per cent to 119 per cent for males and 102 per cent to 114 per cent for females have been used for the Jaguar Pension Plan, 108 per cent to 113 per cent for males and 102 per cent to 111 per cent for females for the Land Rover Pension Scheme, and 95 per cent for males and 85 per cent for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2017) projections with an allowance for long-term improvements of 1.25 per cent per annum.

A past service cost of £4 million has been recognised in the six month period ended 30 September 2019 as part of the Group restructuring program that commenced in the year ended 31 March 2019.

A past service cost of £42 million was recognised in the year ended 31 March 2019. This reflects a plan amendment for certain members as part of the Group restructuring programme and a past service cost following a High Court ruling in October 2018. As a result of the ruling, pension schemes are required to equalise male and female members’ benefits for the inequalities within guaranteed minimum pension earned between 17 May 1990 and 5 April 1997. The Group historically made no assumptions for guaranteed minimum pension and therefore has considered the change to be a plan amendment.

22	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an ongoing basis, with the assistance of external legal counsel wherever necessary. The Group records a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides disclosure in the consolidated financial statements but does not record a liability unless the loss becomes probable. Such potential losses may be of an uncertain timing and/or amount.

The following is a description of claims and contingencies where a potential loss is possible, but not probable. Management believes that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £18 million (31 March 2019: £17 million, 30 September 2018: £16 million) against the Group which management has not recognised, as settlement is not considered probable. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, replacement of parts of vehicles and/or compensation for deficiency in the services by the Group or its dealers.

The Group has provided for the estimated cost of repair following the passenger safety airbag issue in the United States, China, Canada, Korea, Australia and Japan. The Group recognises that there is a potential risk of further recalls in the future; however, the Group is unable at this point in time to reliably estimate the amount and timing of any potential future costs associated with this warranty issue.

Other taxes and duties

Contingencies and commitments include tax contingent liabilities of £49 million (31 March 2019: £41 million, 30 September 2018: £39 million). These mainly relate to tax audits and tax litigation claims.

Notes (forming part of the condensed consolidated interim financial statements)

22	Commitments and contingencies (continued)

Commitments

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and equipment and various civil contracts of capital nature aggregating to £1,225 million (31 March 2019: £1,054 million, 30 September 2018: £1,139 million) and £20 million (31 March 2019: £20 million, 30 September 2018: £14 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes other contingent liabilities of £376 million (31 March 2019: £222 million, 30 September 2018: £101 million). The timing of any outflow will vary as and when claims are received and settled, which is not known with certainty.

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £nil (31 March 2019: £nil, 30 September 2018: £nil) and trade receivables with a carrying amount of £nil (31 March 2019: £114 million, 30 September 2018: £195 million) and property, plant and equipment with a carrying amount of £nil (31 March 2019: £nil, 30 September 2018: £nil) and restricted cash with a carrying amount of £nil (31 March 2019: £nil, 30 September 2018: £nil) are pledged as collateral/security against the borrowings and commitments.

Stipulated within the joint venture agreement for Chery Jaguar Land Rover Automotive Co. Ltd. is a commitment for the Group to contribute a total of CNY 3,500 million of capital, of which CNY 2,875 million has been contributed as at 30 September 2019. The outstanding commitment of CNY 625 million translates to £71 million at the 30 September 2019 exchange rate.

The Group’s share of capital commitments of its joint venture at 30 September 2019 is £106 million (31 March 2019: £151 million, 30 September 2018: £147 million) and contingent liabilities of its joint venture 30 September 2019 is £nil (31 March

2019: £nil, 30 September 2018: £1 million).

23	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of all subsidiary companies within the Group and to maintain an efficient capital structure to support ongoing and future operations of the Group and to meet shareholder expectations.

The Group issues debt, primarily in the form of bonds, to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is pooled (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure and funding requirements are regularly monitored by the JLR plc Board to ensure sufficient liquidity is maintained by the Group. All debt issuance and capital distributions are approved by the JLR plc Board.

The following table summarises the capital of the Group:

As at (£ millions)	30 September 2019	31 March 2019	30 September 2018 restated*
Short-term debt	888	884	733
Long-term debt	4,257	3,627	3,625

Total debt**	5,145	4,511	4,358

Equity attributable to shareholders	5,457	5,973	9,469

Total capital	10,602	10,484	13,827

*	See note 2 for details of the restatement due to changes in accounting policies
**	Total debt includes lease obligations of £574 million (31 March 2019: £31 million, 30 September 2018: £19 million).

Notes (forming part of the condensed consolidated interim financial statements)

24	Notes to the consolidated cash flow statement

Reconciliation of profit/(loss) for the period to cash generated from/(used in) operations

	Three months ended		Six months ended
(£ millions)	30 September 2019	30 September 2018	30 September 2019	30 September 2018
Profit/(loss) for the period	100	(101)	(302)	(311)
Adjustments for:
Depreciation and amortisation	504	552	967	1,101
Write-down of tangible assets	—	18	—	18
Loss on disposal of assets	22	4	22	4
Foreign exchange and fair value loss on loans	39	8	108	61
Income tax charge/(credit)	56	11	63	(43)
Finance expense (net)	50	20	99	41
Finance income	(11)	(5)	(25)	(15)
Foreign exchange loss/(gain) on economic hedges of loans	7	(2)	(13)	(5)
Foreign exchange loss/(gain) on derivatives	10	11	(1)	21
Foreign exchange gain on other restricted deposits	—	(1)	—	(1)
Foreign exchange loss/(gain) on short term deposits and other investments	25	(2)	(27)	(51)
Foreign exchange (gain)/loss on cash and cash equivalents	(18)	12	(57)	(2)
Unrealised loss on commodities	18	20	44	19
Loss on matured revenue hedges	—	—	33	—
Share of loss/(profit) from equity accounted investments	41	(3)	69	(33)
Fair value loss/(gain) on equity investment	16	(6)	22	(7)
Exceptional items	10	—	22	—
Other non-cash adjustments	—	(1)	(1)	—

Cash flows generated from operating activities before changes in assets and liabilities	869	535	1,023	797

Trade receivables	(233)	(101)	311	329
Other financial assets	53	(7)	14	31
Other current assets	41	11	(16)	(45)
Inventories	37	(346)	(125)	(660)
Other non-current assets	(33)	(14)	(65)	(25)
Accounts payable	35	268	(429)	(820)
Other current liabilities	20	72	(34)	95
Other financial liabilities	(1)	(15)	25	17
Other non-current liabilities and retirement benefit obligations	(12)	(5)	(29)	(28)
Provisions	—	23	51	32

Cash generated from/(used in) operations	776	421	726	(277)

Notes (forming part of the condensed consolidated interim financial statements)

24	Notes to the consolidated cash flow statement (continued)

Reconciliation of movements of liabilities to cash flows arising from financing activities

(£ millions)	Short-term borrowings	Long-term borrowings	Lease obligations	Total
Balance at 1 April 2018	652	3,060	19	3,731
Proceeds from issue of financing	406	449	—	855
Repayment of financing	(379)	—	(2)	(381)
Foreign exchange	50	23	—	73
Interest accrued	—	—	2	2
Arrangement fees paid	—	(4)	—	(4)
Fee amortisation	1	3	—	4
Long-term borrowings revaluation in hedge reserve	—	89	—	89
Fair value adjustment on loans	—	(11)	—	(11)

Balance at 30 September 2018	730	3,609	19	4,358

Balance at 1 April 2019	881	3,599	31	4,511
Adjustment on initial application of IFRS 16	—	—	499	499
Issue of new leases	—	—	69	69
Interest accrued	—	—	23	23
Repayment of financing	(114)	—	(56)	(170)
Foreign exchange	45	77	8	130
Fee amortisation	—	3	—	3
Bond revaluation in hedge reserve	—	45	—	45
Fair value adjustment on loans	—	35	—	35

Balance at 30 September 2019	812	3,759	574	5,145

Notes (forming part of the condensed consolidated interim financial statements)

25	Related party transactions

Tata Sons Limited is a company with significant influence over the Group’s ultimate parent company Tata Motors Limited. The Group’s related parties therefore include Tata Sons Limited, subsidiaries and joint ventures of Tata Sons Limited and subsidiaries, joint ventures and associates of Tata Motors Limited. The Group routinely enters into transactions with its related parties in the ordinary course of business, including transactions for the sale and purchase of products with its joint ventures and associates.

All transactions with related parties are conducted under normal terms of business and all amounts outstanding are unsecured and will be settled in cash. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements:

Six months ended 30 September 2019 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	128	1	—	25
Purchase of goods	—	—	—	35
Services received	—	72	1	42
Services rendered	63	—	—	—
Trade and other receivables	100	1	—	20
Accounts payable	—	7	—	37

Six months ended 30 September 2018 (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With associates of the Group	With immediate or ultimate parent and its subsidiaries, joint ventures and associates
Sale of products	273	2	—	46
Purchase of goods	—	—	—	106
Services received	—	108	1	55
Services rendered	68	—	—	—
Trade and other receivables	116	1	—	32
Accounts payable	—	29	—	67
Interest paid	—	—	—	1
Dividend received	22	—	—	—
Dividend paid	—	—	—	225

Compensation	of key management personnel

Six months ended 30 September (£ millions)	2019	2018
Key management personnel remuneration	9	6

26	Subsequent events

In October 2019 the Company completed and drew down in full a £625 million five-year amortising loan facility backed by a £500 million guarantee from UK Export pFinance (UKEF). In addition, the Company completed a new £100 million working capital facility for fleet buybacks in October 2019, which is expected to be fully drawn by the end of October 2019.